SEGA CORPORATION



2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan

phone: +81-3-5736-7111 facsimile: +81-3-5736-7117

File No. 82-3439

June 25, 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-6
450 Fifth Street, N.W.
Washington DC 20459


03024094

Re: SEGA CORPORATION
Rule 12g-2(b) Exemption No. 82-3439

Dear Sirs:

On behalf of SEGA CORPORATION ("SEGA"), enclosed are the following documents required to be furnished to the U.S. Securities and Exchange Commission pursuant to the Rule 12g3-2(b)(1)(iii):

- Notice of the New Business Execution Structures to be effective from June 27, 2003

If you have any question about the enclosed material, please contact Shoichi Yamazaki, Officer of the Company. Phone: +81-3-5736-7072

Sincerely yours,





Shoichi Yamazaki
Officer
Corporate Planning Division
SEGA CORPORATION

June 25, 2003
SEGA CORPORATION
Hideki Sato,
President and Representative Director
TSE Code: 7964
Inquire: Shoichi Yamazaki, Officer
Corporate Planning Division

Notice of the New Business Execution Structures (to be effective from June 27, 2003)

SEGA CORPORATION announced today that it established the new business execution structures to be effective from June 27, 2003.

Title	Name	Responsibility
President and Representative Director	Hisao Oguchi	Also holds the position of Executive General Manager of Strategic Development Division
Senior Executive Officers	Keiji Mori (promoted)	Executive General Manager of Amusement Machine Sales Division
	Hideki Okamura (newly appointed)	Executive General Manager of Consumer Business Division
Executive Officers	Yasuo Tazoe	Executive General Manager of Amusement Center Operation Division
	Yuji Naka	Executive General Manager of Strategic Development Division, Development Department
	Akira Sugano	Executive General Manager of Finance and Accounting Division
Officers	Masanao Maeda	General Manager of Consumer Business Division, Consumer Business Department
	Yu Suzuki	Responsible for R&D Studios
	Shoichi Yamazaki	Executive General Manager of President Office
	Toshiya Tabata	General Manager of Amusement Center Development Division, Facility Development Department
	Hidekazu Yukawa	Responsible for Consumer Business Distribution Promotion
	Hiroshi Yagi	Executive General Manager of Amusement Product Development Division
	Toshihiro Nagoshi	Deputy General Manager of Development Division
	Shigeru Yamashita	Deputy General Manager of Sales Department
	Yukio Sugino	Executive General Manager of Product Lineup Department
	Hiroyuki Soga	Executive General Manager of Administration Division and Public Relations Department

End